

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Steve Priest
Chief Financial Officer
JetBlue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

>   **Re: JetBlue Airways Corporation**
>   **Form 10-K for the Year Ended December 31, 2020**
>   **Filed March 2, 2021**
>   **File No. 000-49728**

Dear Mr. Priest:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alexander Chatkewitz